

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628**

April 2, 2010

Via U.S Mail and Facsimile (626) 335-7750

Mr. Greg Manos
Chief Executive Officer
Active Health Foods, Inc.
6185 Magnolia Ave., Suite 403
Riverside, CA 92506

> **Re: Active Health Foods, Inc.
> Amended Registration Statement on Form S-1
> Filed March 8, 2010
> File No. 333-164788**

Dear Mr. Manos:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

2.   We note your filing does not include page numbers. Please paginate future filings.

Prospectus Cover Page

3.   You state that if the Minimum Offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees. We note, however, that subscription funds will be held in a bank account to be established by the company and that you have not made provisions for an escrow account. Placement of funds in an account within the company's control would enable creditors to attach, or otherwise assert rights with respect to, the subscriptions, which may preclude the company from "promptly" refunding funds to the purchaser. Given the risks to subscribers associated with the lack of an escrow agent, please revise the cover page and "The Offering" section to alert investors to the existence of uncertainty as to whether the company will be able to refund the proceeds if you do not achieve the Minimum Offering.

4.   Please clarify if you intend to have your common stock listed or quoted or otherwise develop a public market following this offering.

Prospectus Summary Information

Company Business Overview

5.   Please clarify if your energy bars are "produced" by the named third party co-packing companies, or if you intend to contract with these companies for production of your product once you obtain sufficient capital.

6.   You disclose that "Active X™" energy bars are 100% organic, and are produced by Betty Lou's, Inc. of Oregon, and that your high protein energy bar targeted for dialysis patients is produced by Noble Foods, Inc. of Canada and is also 100% organic. Please discuss how you certify that your products are in fact 100% organic. For example, discuss if you will receive certification by Quality Assurance International. As another example, clarify if all of your vendors must maintain 100% compliance with the USDA's National Organic Programs (NOP) and meet or exceed any state or federal regulations.

7.   Please clarify for us and provide independent support for the appropriateness of your kidney patient energy bar. It appears that a dramatic increase in protein-rich foods may be dangerous for people with liver or kidney disease because they lack the ability to get rid of the waste products of protein metabolism. For example, see NIH Publication No. 08–3925, available at http://kidney.niddk.nih.gov/kudiseases/pubs/kdd/.

8.   Please clarify if all facilities that you work with must maintain a commitment to Good Manufacturing Practices (GMP's) and/or otherwise maintain regulatory compliance.

9.   Please also explain what, if any, procedures you have to ensure the food safety of your products obtained from third party suppliers, such as a certificate of analysis by a third party laboratory accompanying every shipment that the product meets your food safety protocols, or otherwise.

10.   We note your statement that you have only generated nominal revenues. Please also disclose the accumulated net losses that you have incurred since January 9, 2008 (inception) to the date of your prospectus.

Risk Factors

11.   Please provide precise, descriptive captions which identify the risk succinctly. In this regard, the first two paragraphs below the prefatory language in italics appear that they are risks that should be addressed in this section. Please revise accordingly.

Use of Proceeds

12.   Under your sales and marketing and working capital expenditures, please clarify the specific purposes for which you intend to use the money raised. For instance, if these uses include paying your third party producers of your energy bar or the wrapping and box company for production, include these specific uses. Or, if these uses include the cost of hiring the management company and/or the sales consultant or internet service provider that you reference in your "Sales and Marketing Strategy" section, please revise your use of proceeds section to delineate these specific uses and the attendant cost for each such proposed use. Indicate any amounts apart from the proceeds being raised needed to complete the identified uses. See Item 504 of Regulation S-K for more information.

Underwriters

13.   We note your disclosure that all payments must be made in U.S. currency by personal check, bank draft or cashier's check. We also note your statement that the company reserves the right to either accept or reject any subscription. For purposes of Rule 10b-9, the specified minimum number of shares is not considered "sold" unless all the securities required to be placed are sold in bona fide transactions and are fully paid for. This means that checks and similar instruments must clear, such that the company has received cash or cash equivalents from the subscription. Similarly, once subscriptions that constitute the minimum are accepted, it is inappropriate for such subscriptions to thereafter be rejected. Please confirm your understanding of this and revise your disclosures accordingly.

Reports

14.   You disclose that if your registration statement becomes effective, pursuant to
        Section 15(d) you will be subject to the reporting obligations of Section 13 of the
        Securities Exchange Act. Please clarify the limited nature of your reporting
        obligations. For example, after effectiveness you will not be subject to the full
        reporting obligations of a company with a class of securities registered pursuant to
        Section 12 of the Securities Exchange Act of 1934, including proxy rules, Section
        16 short-swing profit provisions, and the Williams Act. Rather, you will only be
        subject to periodic reporting obligations by operation of Section 15(d) and Section
        13 of the Securities Exchange Act.

Description of Business

Intellectual Property

15.   You state that you "believe our trademark, proprietary and non-proprietary
        formulas and information afford us reasonable protection against the unauthorized
        copying of our products." We note your trademark of Active X™, the trade name
        that you intend to market your product under. However, it appears that there are
        energy bars sold under the name "Active X" by various other domestic
        companies. For example, SVP Nutritionals and Chi Life Science each market an
        Active X™ organic energy bar that can be found on the internet. Please discuss
        the use of the Active X™ brand by your competitors and revise your disclosure
        regarding your intellectual property protection, as needed.

Sales and Marketing Strategy

16.   You disclose that initially, your sales and marketing strategy will solely be
        through the efforts of management. Please clarify management's strategy to
        market and sell your product.

17.   If you are able to raise sufficient capital for the steady production of Active X™
        energy bars, you state various other sales initiatives that you hope to undertake.
        Accordingly, please tell us if your third party producers have a minimum run
        requirement, and if so, what this level is and your estimate of the cost for such a
        minimum run.

18.   Please also provide more information for each of the following initiatives you
        reference:

        •   Please identify the management company that you hope to retain once you
            have sufficient capital for the steady production of Active X™ energy bars.
            Please also estimate the cost of retaining the services of this management
            company and its network of brokers and distributors;

- Please estimate the costs of engaging a qualified product sales development consultant to cultivate plans for further development, and also the timeline in your development when you plan to engage such consultant; and
- Please identify the experienced internet service provider that you are currently working with to develop a comprehensive internet presence, and estimate the costs of developing your internet presence.

Industry Background and Competitive Business Conditions

19.   Please provide independent support for each of the following statements, or remove these statements:

- That none of your competitors produce and sell 100% organic and 100% natural food bars like Active X™ energy bars;
- That your competitors' bars lack the nutritional value of an Active X™ energy bar; and
- That all competitors' bars are dry, bland and contain fillers and paste, resulting in more of a rice crispy bar.

Need for Government Approval on Principal Products or Services

20.   We note your disclosure that the Federal Food and Drug Administration (FDA) does not have to pass of any of your packaging or product content; but rather, all that the FDA requires for your energy bars is truth in packaging. Please clarify the regulatory structure that your products fall under. For example, explain if your product is a "dietary supplement," as defined, and subject to the Dietary Supplement Health and Education Act of 1994 (DSHEA). If your product is regulated by the DSHEA, please explain in better detail the role of the FDA, FTC, the manufacturer of your product, and you as the developer and distributor.

Management's Discussion and Analysis of Financial Condition and Results of Operations

21.   We note your statement that you have not implemented your principal operations, and that your ability to commence operations will be entirely dependent upon the proceeds of this offering. Please explain what activities you engaged in that resulted in your revenues to date, which as of September 30, 2009 were $16,764. Please also explain your activities since December 31, 2008, as your financial statements do not show any increased revenue since that date, and only minimal increases in expenses.

Liquidity

22.   You state that your available cash is not sufficient to allow you to commence full execution of your business plan. Please disclose the current monthly or quarterly rate at which you use cash in your operations. Discuss whether this rate of cash

usage is expected to increase over the next 12 months. In quantitative terms, disclose your estimate of the minimum amount of capital you need to fund expected operations over the next 12 months, including your expenses as a public company. Please also revise your appropriate risk factor disclosure to provide quantitative information regarding your estimated needs for capital during a minimum of 12 months following the date of the prospectus. See Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for more guidance.

Business Experience of Each Director and Executive Officer

23.   Please briefly describe the business experience during the <u>past five years</u> of your sole director and executive officer Mr. Greg Manos, including: his principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. See Item 401(e) of Regulation S-K.

24.   Please also explain the affiliation, if any, between Greg Manos and Manos Beverages, Inc.

Executive Compensation

25.   You state that since incorporation, you have not paid compensation to any officer, director or employee. We note, however, that you issued 20 million shares valued at $20,000 to Mr. Manos on September 14, 2009 "in lieu of salary and reimbursement for expenses."   We also note the issuance of 200,000 shares to Mr. Manos on January 9, 2008. Please revise to reflect these as stock compensation.

Financial Statements

26.   Please amend your filing to include audited financial statements as of and for your year ended December 31, 2009 along with any unaudited interim periods necessary to comply with Rule 8-08 of Regulation S-X.

Balance sheet for the period ended December 31, 2008

27.   Your audited balance sheet as of December 31, 2008 appears to be labeled as of December 31, 2009. Please confirm that this balance sheet is as of December 31, 2008 and modify your future filings accordingly.

Part II. Information Not Required in Prospectus

Item 15 – Recent Sales of Unregistered Securities

28.   As you disclose that each of your various transactions was exempt from
        registration pursuant to Section 4(2), please disclose if each purchaser was an
        accredited investor or sophisticated with access to information.

29.   We note you disclose that common shares issued for compensation and for non-
        employee services have been valued at par. We further note you disclose "the
        price of the common stock issued was arbitrarily determined and bore no
        relationship to any objective criterion of value." Please tell us how your
        accounting for these shares is consistent with the guidance of FASB ASC 718-10-
        30-3, 718-10-30-6 and 505-50-30-6. In your response, please tell us the amount
        that would have been recognized if the measurement objectives referenced above
        had been applied for each of the stock issuances you disclose.

Exhibits

Exhibit 5.1

30.   Please revise your legal opinion to opine upon the validity of the three million
        shares that you are registering on the cover page of this prospectus. At present, the
        legal opinion only opines upon the validity of one million shares.

31.   Please also disclose if the shares will be fully paid and non-assessable when
        issued.

Closing Comments

        As appropriate, please revise your registration statement in response to these
comments. Please provide us with marked copies of the amendment to expedite our
review. Please also furnish a cover letter with your amendment that keys your responses
to our comments and provides any requested supplemental information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts related to your disclosure, they are responsible
for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact James Giugliano at (202) 551-3319, or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief